February 5, 2007

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
William Koziel, Chief Financial Officer, Secretary and Treasurer
Cosi, Inc.
1751 Lake Cook Road
Suite 600
Deerfield, Illinois 60015

> **Re: Cosi, Inc.**
> **Form 10-K for the Year Ended January 2, 2006**
> **File 000-50052**

Dear Mr. Koziel:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            David R. Humphrey
                            Branch Chief- Accountant